MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2024

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Docebo”, “we”, “us” or “our” refer to Docebo Inc., together with our subsidiaries, on a consolidated basis as constituted on March 31, 2024.

This MD&A for the three months ended March 31, 2024 and 2023 should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes thereto for the three months ended March 31, 2024 and 2023, and the Company's audited annual consolidated financial statements and accompanying notes thereto for the year ended December 31, 2023. The financial information presented in this MD&A is derived from the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024 and 2023 which have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in thousands of United States dollars except where otherwise indicated.

This MD&A is dated as of May 9, 2024.

Forward-looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, macroeconomic conditions and global economic uncertainty, war and inflation, including actions of Central banks to contain it, on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, but is not limited to, statements regarding the Company’s business; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; use of artificial intelligence (“AI”) in our platform and its impact on the Company’s business; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans, including the continued incorporation of AI into our platform; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this MD&A, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:
•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises;
•issues in the use of AI in our platform may result in reputational harm or liability;
•changes in the attitudes, financial condition and demand of our target market;
•developments and changes in applicable laws and regulations;
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated February 22, 2024 (“AIF”), which is available under our profile on SEDAR+ at www.sedarplus.ca.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Summary of Factors Affecting our Performance” and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedarplus.ca.

Overview

At Docebo, our mission is to redefine the way enterprises, including their internal and external workforces, partners and customers, learn by applying new technologies to the traditional corporate Learning Management System (“LMS”) market. Founded in 2005, we provide an easy-to-use, highly configurable and affordable learning platform with the end-to-end capabilities and critical functionality needed to train internal and external workforces, partners and customers. Our solution allows our customers to take control of their desired training strategies and retain institutional knowledge, while providing efficient course delivery, tracking of learning progress, advanced reporting tools and analytics. Our robust platform helps our customers centralize a broad range of learning materials from peer enterprises and learners into one LMS to expedite and enrich the learning process, increase productivity and grow teams uniformly.

Our platform is now used by more than 3,800 companies of all sizes, providing access to learners situated around the world in a variety of languages. Our clients range from select small local businesses, with a focus on mid-sized enterprises, to large multi-nationals, including service, financial, technology and resource-based companies and consulting firms. We have registered offices in Toronto, Canada, Athens, Georgia (USA), Wilmington, Delaware (USA), Biassono, Italy, Dubai, United Arab Emirates, London, England, Paris, France, Frankfurt, Germany, Melbourne, Australia, and Dublin, Ireland. Our platform is sold primarily through a direct sales force located in several of these offices. We also have some relationships with resellers and other channel partners, such as human resource and payroll services providers.

The Docebo Learning Platform currently includes: (i) “Docebo Learn LMS”, (ii) “Docebo Shape”, (iii) “Docebo Content”, (iv) “Docebo Learning Impact”, (v) “Docebo Learn Data”, (vi) “Docebo Connect” and (vii) “Docebo Flow”.

•Docebo Learn LMS, our foundational module, is a cloud-based learning platform that allows learning administrators to deliver scalable and flexible personalized learning experiences, from formal training to social learning, to multiple internal, external and blended audiences.

•Docebo’s content creation tools are powered by artificial intelligence, and enable learning administrators to turn internal and external resources into engaging, multilingual microlearning content to share across their business in minutes, without needing months to master the tool.

•Docebo’s Content Marketplace allows learning administrators to access the industry’s best off-the-shelf learning content and provide their learners with high-quality, predeveloped learning content. Learning administrators can partner with a Docebo Content specialist to help curate the right resources from our library of 30,000+ courses.

•Docebo’s Learning Impact is a learning measurement tool that enables learning administrators to prove and improve the effectiveness of their training programs and validate their company’s investment in learning with pre-built and custom questionnaires, custom evaluation processes, learning benchmarks and metrics on how learning impacts people’s experience and performance.

•Docebo’s Learn Data allows learning administrators to securely integrate their own internal data warehouse and any business intelligence tool with both the raw data from Docebo Learn Platform and the key performance learning analytics to gain a comprehensive view into how their learning programs are powering their business; connecting learning data to business results.

•Docebo Connect enables learning administrators to seamlessly connect Docebo to any custom tech stack, making integrations faster and more effective.

•Docebo Flow is a product that allows businesses to directly inject learning into the flow of work, helping organizations to create an ‘always-on’ learning culture.

Additional modules can also be purchased with the LMS platform including: “Docebo for Salesforce”, “Docebo Embed (OEM)”, “Docebo Mobile App Publisher”, “Docebo Extended Enterprise”, “Docebo Discover, Coach & Share” and “Docebo for Microsoft Teams”. Docebo for Salesforce is a native integration that leverages Salesforce’s API and technology architecture to produce a learning experience that remains uniform no matter the use-case. Docebo Embed (OEM) eliminates disjointed learner experiences, long development cycles and ineffective partner models by allowing original equipment manufacturers (“OEMs”) to embed and re-sell the Docebo learning suite as a part of their software, including human capital management (“HCM”), risk management and retail/hospitality SaaS product suites. Docebo’s Mobile App Publisher product allows companies to create their own branded version of the award-winning “Docebo Go.Learn” mobile learning application and publish it as their own in Apple’s App Store, the Google Play Store or in their own Apple Store for Enterprise. Docebo Extended Enterprise breeds customer education, partner enablement, and retention by allowing customers to train multiple external audiences with a single LMS solution. Docebo Discover, Coach & Share enhances the learning experience by going beyond the limits of formal training by bringing social learning into their LMS to create a culture of social learning. Lastly, Docebo for Microsoft Teams is designed to remove barriers to learning, drive adoption and increase productivity by bringing learning directly into Microsoft Teams, where people at organizations who use this as their collaboration tool, already spend most of their time.

We generate revenue primarily from the provision of access to our platform, which is typically provided on the basis of an annual subscription fee and prepaid on a quarterly, semi-annual, or annual basis. We offer our customers the flexibility to choose annual or multi-year contract terms, with the majority of our enterprise customers choosing three years. This results in a relatively smooth revenue curve with good visibility into near-term revenue growth. We typically enter into subscription agreements with our customers, with pricing based on the number of active or registered users, with minimum user commitment levels, in a measured time period, and the number of modules requested by the customer. Our goal is to continue to grow revenues arising from our existing customer base as well as adding new subscription customers to our platform. Our business does not have significant seasonal attributes, although historically sales in the fourth quarter have tended to be slightly stronger than the first three. The Company operates on a global basis and for this reason has decided to report its consolidated financial results in U.S. dollars notwithstanding that the Company’s functional currency is the Canadian dollar. The Company does not currently hedge its exposure to currencies different than its functional currency.

The Company’s shares are listed under the symbol “DCBO” on both the Toronto Stock Exchange, as of October 8, 2019, following the completion of its initial public offering in Canada (the “TSX IPO”) and the Nasdaq Global Select Market (the “Nasdaq”), as of December 3, 2020, following the completion of its initial public offering in the United States (the “Nasdaq IPO” and together with the TSX IPO, the “IPOs”).

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this MD&A include “Annual Recurring Revenue”, “Average Contract Value”, “Adjusted EBITDA”, “Adjusted Net Income”, “Adjusted Earnings per Share - Basic and Diluted”, “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

Annual Recurring Revenue. We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including OEM contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

Average Contract Value. Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

Annual Recurring Revenue and Average Contract Value as at March 31 was as follows:

	2024	2023	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	201.2	164.9	36.3	22.0%
Average Contract Value (in thousands of US dollars)	52.5	47.0	5.5	11.7%

Adjusted EBITDA

Adjusted EBITDA is defined as net income excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, acquisition related compensation, transaction related expenses and restructuring costs, if any.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income.

The following table reconciles Adjusted EBITDA to net income for the periods indicated:

	Three months ended March 31,
	2024	2023
	$	$
Net income	5,169	1,245
Finance income, net(1)	(545)	(2,167)
Depreciation and amortization(2)	818	707
Income tax (recovery) expense	(396)	363
Share-based compensation(3)	1,932	1,267
Other (income) expense, net(4)	(1)	183
Foreign exchange (gain) loss(5)	(500)	102
Acquisition related compensation(6)	990	256
Transaction related expenses(7)	—	254
Adjusted EBITDA	7,467	2,210
Adjusted EBITDA as a percentage of total revenue	14.5%	5.3%

(1)Finance income, net, is primarily related to interest income earned on cash and cash equivalents as the funds are invested in highly liquid short-term interest-bearing marketable securities which is offset by interest expenses incurred on lease obligations, and contingent consideration.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other (income) expense, net is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent the earn-out portion of the consideration paid to the vendors of previously acquired businesses that is associated with the achievement of certain acquisition related performance and employment obligations.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

Adjusted Net Income and Adjusted Earnings per Share - Basic and Diluted

Adjusted Net Income is defined as net income excluding amortization of intangible assets, share-based compensation and related payroll taxes, acquisition related compensation, transaction related expenses, restructuring costs, foreign exchange gains and losses, and income taxes.

Adjusted Earnings per share - basic and diluted is defined as Adjusted Net Income divided by the weighted average number of common shares (basic and diluted).

The IFRS measure most directly comparable to Adjusted Net Income presented in our financial statements is net income.

The following table reconciles net income to Adjusted Net Income for the periods indicated:

	Three months ended March 31,
	2024	2023
	$	$
Net income	5,169	1,245
Amortization of intangible assets	173	85
Share-based compensation	1,932	1,267
Acquisition related compensation	990	256
Transaction related expenses	—	254
Foreign exchange (gain) loss	(500)	102
Income tax (recovery) expense related to adjustments(1)	(490)	18
Adjusted net income	7,274	3,227

Weighted average number of common shares - basic	30,319,606	33,153,231
Weighted average number of common shares - diluted	31,044,036	34,159,651
Adjusted earnings per share - basic	0.24	0.10
Adjusted earnings per share - diluted	0.23	0.09
(1) This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.

See “Liquidity, Capital Resources and Financing - Working Capital” and “Liquidity, Capital Resources and Financing - Free Cash Flow” in this MD&A for an explanation of Working Capital and Free Cash Flow (and, in the case of Free Cash Flow, a reconciliation of such measure to the most directly comparable IFRS measure presented in our financial statements).

Summary of Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below and in the “Risk Factors” section of the AIF.

Market adoption of cloud-based learning solutions may not grow as we expect, which may harm our business and results of operations and even if market demand for such solutions increases, the demand for our platform may not increase.

We believe our future success will depend in part on the growth, if any, in the demand for cloud-based learning management solutions, particularly enterprise-grade solutions. The widespread adoption of our platform depends not only on strong demand for new forms of learning management, but also for solutions delivered via a SaaS business model in particular. The market for cloud-based learning solutions is less mature than the market for in-person learning solutions, which many businesses currently use, and these businesses may be slow or unwilling to migrate from these legacy approaches. As such, it is difficult to predict customer demand for our platform, customer adoption and renewal, the rate at which existing customers expand their engagement with our platform, the size and growth rate of the market for our platform, the entry of competitive products into the market, or the success of existing competitive products. Furthermore, even if businesses want to adopt a cloud-based technology learning solution, it may take them a long time to fully transition to this type of learning solution or they could be delayed due to budget constraints, weakening economic conditions, or other factors. Some businesses may also have long-term contracts with existing vendors and cannot switch in the short term. Even if market demand for cloud-based technology learning solutions generally increases, we can make no assurance that adoption of our platform will also increase. If the market for cloud-based technology learning solutions does not grow as we expect or our platform does not achieve widespread adoption it could result in reduced customer spending, customer attrition, and decreased revenue, any of which would adversely affect our business and results of operations. We further believe that a significant portion of our market capitalization may be based on our revenue growth rate. If we are unable to continue growing our revenues, or if new revenues are offset by the rate at which existing customers cancel, do not renew or downgrade their recurring subscriptions (known in the industry as “churn”), our market capitalization may be negatively impacted.

Natural disasters, public health crises, political crises, or other catastrophic or adverse events, including adverse and uncertain macroeconomic conditions may adversely affect our business, operating results or financial position.

Natural disasters, such as earthquakes, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises such as the global outbreak of COVID-19, and other pandemics and epidemics; political crises, such as terrorist attacks, war, and other political instability; or other catastrophic events, have and could in the future disrupt our operations or the operations of one or more of our third-party providers and vendors.

Additionally, our business and results of operations have been, and may continue to be, impacted by recent adverse and uncertain macroeconomic conditions, including higher inflation, higher interest rates, and fluctuations or volatility in capital markets or foreign currency exchange rates, the collapse of financial institutions and related uncertainty regarding geopolitical events such as the ongoing conflict between Russia and Ukraine as well as Israel and Palestine. In particular, we have experienced in certain instances, and may continue to experience, longer sales cycles or generally increased scrutiny on spending from existing and potential customers due to macroeconomic uncertainty. We cannot be certain how long these uncertain macroeconomic conditions and the resulting effects on our industry, our business strategy, and customers will persist.

If we fail to retain key employees or to recruit qualified technical and sales personnel, our business could be harmed.

We believe that our success depends on the continued employment of our senior management and other key employees. In addition, because our future success is dependent on our ability to continue to enhance and introduce new platform features, we are heavily dependent on our ability to attract and retain qualified personnel with the requisite education, background, and industry experience. As we expand our business, our continued success will also depend, in part, on our ability to attract and retain qualified sales, marketing, and operational personnel capable of supporting a larger and more diverse customer base. We and our competitors continue to face significant turnover in our employee base. Qualified individuals are in high demand in our industry, and we may incur significant costs to attract and retain them. The loss of the services of a significant number of our technology or sales personnel could be disruptive to our business development efforts or customer relationships. In addition, if any of our key employees join a competitor or decides to otherwise compete with us, we may experience a material disruption of our operations and business strategy, which may cause us to lose customers or increase operating expenses and may divert our attention as we seek to recruit replacements for the departed employees. Further, changes we make to our current and future work environments may not meet the needs or expectations of our employees or may be perceived as less favourable compared to other companies’ policies, which could negatively impact our ability to hire and retain qualified personnel. Our future work strategy and continued efforts related to employee onboarding, training and development and retention may not be successful. Further, our future work strategy is continuing to evolve and may not meet the needs of our existing and potential future employees and they may prefer work models offered by other companies.

If our customers do not expand their use of our platform beyond their current organizational engagements or renew their existing contracts with us, our ability to grow our business and improve our results of operations may be adversely affected.

Our future success depends, in part, on our ability to increase the adoption of our platform by our existing customers and future customers. Many of our customers initially use our platform in specific groups or departments within their organization. In addition, our customers may initially use our platform for a specific use case. Our ability to grow our business depends in part on our ability to persuade customers to expand their use of our platform to address additional use cases. Further, to continue to grow our business, it is important that our customers renew their subscriptions when existing contracts expire and that we expand our relationships with our existing customers. Our customers have no obligation to renew their subscriptions, and our customers may decide not to renew their subscriptions with a similar contract period, at the same prices and terms, with the same or a greater number of learners, or at all. In the past, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict whether we will have future success in retaining customers or expanding our relationships with them. We have experienced significant growth in the number of learners of our platform, but we do not know whether we will continue to achieve similar learner growth in the future, or whether learner growth could be offset by increased churn. Our ability to retain our customers and expand our deployments with them may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our platform, our customer support, our prices, the prices and features of competing solutions, reductions in our customers’ spending levels, insufficient learner adoption of our platform, and new feature releases. If our customers do not purchase additional subscriptions or renew their existing subscriptions, renew on less favorable terms, or fail to continue to expand their engagement with our platform, our revenue may decline or grow less quickly than anticipated, which would harm our results of operations.

Our sales cycles can be unpredictable, and our sales efforts require considerable time and expense. As a result, the timing of our billings and revenue are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.

Our results of operations may fluctuate, in part, because of the resource intensive nature of our sales efforts, the length and variability of our sales cycle, and difficulty in adjusting our operating expenses in the short term. The length of our sales cycle, from identification of the opportunity to delivery of access to our platform, can vary from customer to customer, with sales to larger businesses typically taking longer to complete. In addition, as we increase our sales to larger businesses, we face longer more complex customer requirements, and substantial upfront sales costs. With larger businesses, the decision to subscribe to our platform frequently requires the approvals of multiple management personnel and more technical personnel than would be typical of a smaller organization and, accordingly, sales to larger businesses may require us to invest more time educating these potential customers. Purchases by larger businesses are also frequently subject to budget constraints and unplanned administrative, processing, and other delays, which means we may not be able to come to agreement on the terms of the sale to larger businesses. If there is a reduction in information technology spending, due to weak economic conditions or otherwise, it may take several months, or even several quarters, for marketing opportunities to materialize.

To the extent our competitors develop products that our prospective customers view as equivalent or superior to our platform, our average sales cycle may increase. Additionally, if a key sales member leaves our employment or if our primary point of contact at a customer or potential customers leaves his or her employment, our sales cycle may be further extended or customer opportunities may be lost. As a result of the buying behavior of enterprises and the efforts of our sales force and partners to meet or exceed their sales objectives by the end of each fiscal quarter, we may generate a substantial portion of billings towards the end of each fiscal quarter. If a customer’s decision to purchase our platform is delayed or if the implementation of our platform takes longer than originally anticipated, the date on which we may recognize revenues from these transactions may be delayed. The unpredictability of the timing of customer purchases, particularly large purchases, could cause our billings and revenue to vary from period to period or to fall below expected levels for a given period, which will adversely affect our business, results of operations, and financial condition.

We may not receive significant revenue as a result of our current research and development efforts.

We reinvest a large percentage of our revenue in research and development, including AI. Our investment in our current research and development efforts may not provide a sufficient, timely return. We make and will continue to make significant investments in software research and development and related product opportunities. Investments in new technology and processes are inherently speculative. Commercial success depends on many factors including the degree of innovation of the products developed through our research and development efforts, sufficient support from our strategic partners, and effective distribution and marketing. Accelerated product introductions and short product life cycles require high levels of expenditures for research and development. These expenditures may materially adversely affect our operating results if they are not offset by revenue increases. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts in order to maintain our competitive position. However, significant revenue from new product and service investments may not be achieved for a number of years, if at all. Moreover, new products and services may not be profitable.

We believe our long-term success depends in part on continuing to expand our international sales and operations and we are therefore subject to a number of risks associated with international sales and operations.

We intend to continue expanding our international operations. In order to maintain and expand our sales internationally, we need to hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing, and retaining international staff, and specifically sales and marketing personnel, we may experience difficulties in growing our international sales.

Additionally, our international sales are subject to a number of risks, including, but not limited to, the following:

•unexpected costs and errors in tailoring our products for individual markets, including translation into foreign languages and adaptation for local practices;

•difficulties in adapting to customer desires due to language and cultural differences;

•new and different sources of competition;

•increased financial accounting and reporting burdens and complexities;

•increased expenses associated with international sales and operations, including establishing and maintaining office space and equipment for our international operations;

•lack of familiarity and burdens of complying with foreign laws, legal standards, privacy standards, regulatory requirements, tariffs, and other barriers;

•greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods;

•practical difficulties of enforcing intellectual property rights in countries with fluctuating laws and standards and reduced or varied protection for intellectual property rights in some countries;

•unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties, or other trade restrictions;

•limitations on technology infrastructure, which could limit our ability to migrate international operations to our existing systems, which could result in increased costs;

•difficulties in managing and staffing international operations and differing employer/employee relationships and local employment laws;

•fluctuations in exchange rates that may increase the volatility of our foreign-based revenue; and

•potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems and restrictions on the repatriation of earnings.

Additionally, operating in international markets also requires significant management attention and financial resources. We plan to continue investing substantial time and resources to expand our international operations, but we cannot be certain that these investments will produce desired levels of revenue or profitability. These factors and other factors could harm our ability to gain future international revenue and, consequently, materially affect our business, results of operations, and financial condition.

We may face exposure to foreign currency exchange rate fluctuations.

Revenues and operating expenses outside of Canada are often denominated in local currencies. Additionally, as we expand our international operations, we repost our financial results in Canadian dollars. Therefore, fluctuations in the value of the Canadian dollar and foreign currencies may affect our results of operations when translated into Canadian dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. In the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Our growth depends in part on the success of our strategic relationships with strategic partners as well as our ability to successfully integrate our platform with third party applications.

In addition to growing our direct sales channels, we intend to pursue additional relationships with strategic partners, which includes OEMs, Value Added Resellers (VARs), system integrators and service partners. Identifying the proper strategic partners will be essential to this growth strategy. Negotiating and documenting relationships with appropriate strategic partners will require significant time and resources, as will integrating third-party content and technology. Our agreements with strategic partners may not prohibit them from working with our competitors or from offering competing services. Our competitors may be effective in providing incentives to strategic partners to favour their products or services or to prevent or reduce subscriptions to our solution, including through a simple integration. In addition, these distributors and providers may not perform as expected under our agreements, and we have had, and may in the future have, disagreements or disputes with such distributors and providers, which could negatively affect our brand and reputation. In addition, acquisitions of our strategic partners by our competitors or acquisitions by our strategic partners of our competitors could end our strategic relationship with the acquired or strategic partner and result in a decrease in the number of our current and potential customers. For example, in January 2024, an OEM partner that contributed approximately 9% of our 2023 revenue announced that it had acquired a competitive learning experience platform software provider. We expect the OEM customer to favor its acquired product for end customers commencing in the near term, which we expect will result in reduced subscriptions for our solution and negatively impact our business, financial condition, and results of operations. We have begun taking legal measures to enforce the terms of the agreement, including to require the partner to continue its subscriptions of our product and sales and marketing efforts in accordance with the agreement. However, litigation is inherently unpredictable, and our legal measures may not have the desired or otherwise favorable outcomes for us and may result in a more rapid reduction in subscriptions by the OEM partner. If we are unsuccessful in establishing or maintaining our relationships with this OEM partner and other third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results could suffer. Even if we are successful, there can be no assurance that these relationships will result in improved operating results. A global economic slowdown and other factors could also adversely affect the businesses of our strategic partners, and it is possible that they may not be able to devote the resources we expect to the relationship.

Risks and challenges with the use of AI in our platform, including flawed algorithms, insufficient data sets and biased information, may result in reputational harm or liability.

Our platform uses AI, and we expect to continue building AI into our platform in the future. We envision a future in which AI operates within our cloud-based platform to offer an efficient and effective e-learning solution for our customers. As with many disruptive innovations, AI presents risks and challenges that could affect its adoption, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others could impair the acceptance, utility and effectiveness of AI solutions. These deficiencies could undermine the decisions, predictions, or analysis AI applications produce, subjecting us to competitive harm, legal liability, and brand or reputational harm. Some AI scenarios present ethical issues. If we enable or offer AI solutions that are controversial because of their impact on human rights, privacy, employment, equity, accessibility or other social issues, we may experience brand or reputational harm

Key Components of Results of Operations

Docebo has always been operated and managed as a single economic entity, notwithstanding the fact that it has operations in several different countries. There is one management team that directs the activities of all aspects of the Company and it is managed globally through global department heads. As a result, we believe that we have one operating segment, being the consolidated company. Over time, this may change as the Company grows and when this occurs we will reflect the change in our reporting practice.

Revenue

We generate revenue from the following two primary sources:

•Recurring Subscriptions to Our Learning Platform and Related Products. Our customers enter into agreements that provide for recurring subscription fees. The majority of the customer agreements currently being entered into have a term of one to three years and are non-cancellable or cancellable with penalty. Subscription revenue per contract will vary depending upon the particular products that each customer subscribes for, the number and type of learners intended to utilize the platform and the term of the agreement. Subscription revenue is typically recognized evenly over the enforceable term of a contract, commencing on the in-service date.

•Professional Services. Our customers generally require support in implementing our product and training their learners. This support can include system integration, application integration, learner training and any required process-change analysis. Normally, these services are purchased at the same time as the original customer agreement is completed and while they are usually delivered during the 60-180 days immediately following the effective date of the customer agreement, timing can vary. As a result, unlike the recognition of recurring subscription revenue, the recognition of professional service revenue can be recorded unevenly from period to period. When customer agreements are renewed, there is not typically a need for additional professional services so as overall revenue increases over time, the percentage of revenue that is generated from professional services will decrease. Revenues derived from professional services are recognized over the term that the service is provided.

Our agreements generally do not contain any cancellation or refund provisions without penalty, other than in the case of our default.

Cost of Revenue

Cost of revenue is comprised of costs related to provisioning and hosting our learning platform and related products, the delivery of professional services, and customer support. Significant expenses included in cost of revenue include employee salaries and benefits expenses, web hosting fees, third party service fees, and software costs. Share-based compensation and depreciation and amortization are excluded.

Operating Expenses

Our primary operating expenses are as follows:

•General and Administrative. General and administrative expenses consist of employee salaries and benefits expenses for our finance, legal, administrative, human resources, and information technology and security teams. These costs also include consulting and professional service fees, transaction costs related to our acquisitions, software, travel, general office and administrative expenses, credit impairment losses, as well as public company costs including directors and officers liability insurance.

•Sales and Marketing. Sales and marketing expenses are comprised primarily of employee salaries and benefits expenses for our sales and marketing teams, amortization of contract acquisition costs, software, travel and advertising and marketing event costs. We intend to continue to grow our sales and marketing teams to support our growth strategy.

•Research and Development. Research and development expenses are comprised primarily of employee salaries and benefits for our product and innovation-related functions (net of tax credits), consulting and professional service fees, software, travel and web hosting fees. Our research and development team is focused on both continuous improvement of our existing learning platform, as well as developing new product modules and features. In the immediate future, as Docebo’s growth continues, we expect our research and development costs to increase proportionately, however, over time we believe it is reasonable to expect that they will decline as a percentage of revenue.

•Share-based Compensation. Share-based compensation expenses are comprised of the value of stock options granted to employees expensed over the vesting period of the options, deferred share units (“DSUs”), restricted share units (“RSUs”) and shares issued pursuant to the Employee Share Purchase Plan (“ESPP”). In addition, the Company’s board of directors may fix, from time to time, a portion of the total compensation (including an annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) and directors may elect to receive a portion of their total compensation (including cash retainer) in the form of DSUs.

•Foreign Exchange. Foreign exchange primarily relates to translation of monetary assets and liabilities denominated in foreign currencies being translated into functional currencies at the foreign exchange rate applicable at the end of each period.

•Depreciation and Amortization. Depreciation and amortization expense primarily relates to depreciation on property and equipment, and amortization of ROU assets and intangible assets. Property and equipment are comprised of furniture and office equipment, leasehold improvements and land and building. ROU assets are comprised of capitalized leases. Intangible assets are comprised of acquired intangible assets.

Other Expenses

~~•~~Finance Income, net. This includes costs related to interest income less interest on lease obligations, accretion of interest on contingent consideration and acquisition holdback payables, and bank fees.

•Other (Income) Expense, net. These costs are comprised of rental income from subleasing office space.

Results of Operations

The following table outlines our consolidated statements of income and comprehensive (loss) income for the periods indicated:

	Three months ended March 31,
	2024	2023
	$	$
Revenue	51,403	41,459
Cost of revenue	9,926	8,054
Gross profit	41,477	33,405

Operating expenses
General and administrative	8,155	7,556
Sales and marketing	16,433	16,772
Research and development	10,412	7,377
Share-based compensation	1,932	1,267
Foreign exchange (gain) loss	(500)	102
Depreciation and amortization	818	707
	37,250	33,781
Operating income (loss)	4,227	(376)

Finance income, net	(545)	(2,167)
Other (income) expense, net	(1)	183
Income before income taxes	4,773	1,608

Income tax (recovery) expense	(396)	363

Net income	5,169	1,245

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	897	(159)

Comprehensive income	4,272	1,404

Earnings per share - basic	0.17	0.04
Earnings per share - diluted	0.17	0.04
Weighted average number of common shares outstanding - basic	30,319,606	33,153,231
Weighted average number of common shares outstanding - diluted	31,044,036	34,159,651

Review of Operations for the three months ended March 31, 2024

Revenue

	Three months ended March 31,
	2024	2023	Change	Change
	$	$	$	%
Subscription revenue	47,890	38,844	9,046	23%
Professional services	3,513	2,615	898	34%
Total revenue	51,403	41,459	9,944	24%

Revenue increased from $41.5 million, to $51.4 million or 24% for the three months ended March 31, 2024 as compared to the equivalent period in the prior year. The increase was primarily driven by growth in our customer base, as well as up-selling to existing customers, as the number of customers rose from 3,506 as at March 31, 2023 to 3,833 as at March 31, 2024 and the Average Contract Value per customer increased from approximately $47 thousand as at March 31, 2023 to approximately $53 thousand as at March 31, 2024. Average Contract Value is not a recognized measure under IFRS. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures”.

Subscription revenue increased from $38.8 million to $47.9 million or 23% in the first quarter of 2024 as compared to the same quarter in 2023. Revenues from professional services increased by $0.9 million or 34% in the first quarter of 2024 as compared to the same quarter in 2023 due to increased large enterprise customer implementations.
Cost of Revenue

	Three months ended March 31,
	2024	2023	Change	Change
	$	$	$	%
Cost of revenue	9,926	8,054	1,872	23%
Percentage of total revenue	19.3%	19.4%

Cost of revenue increased from $8.1 million to $9.9 million or 23% for the three months ended March 31, 2024 as compared to the equivalent period in the prior year. The period over period increase in cost of revenue was primarily driven by the Company’s continued investment in headcount related to customer success and implementation to support the increased delivery of new customer implementations. Web hosting fees and third party service fees also increased as a result of higher revenues.

Gross Profit

	Three months ended March 31,
	2024	2023	Change	Change
	$	$	$	%
Gross profit	41,477	33,405	8,072	24%
Percentage of total revenue	80.7%	80.6%

Gross profit, being revenue less cost of revenues, increased from $33.4 million to $41.5 million and increased from 80.6% of revenue to 80.7% of revenue for the three months ended March 31, 2024 as compared to the three months ended March 31, 2023.

Operating Expenses

	Three months ended March 31,
	2024	2023	Change	Change
	$	$	$	%
General and administrative	8,155	7,556	599	8%
Sales and marketing	16,433	16,772	(339)	(2)%
Research and development	10,412	7,377	3,035	41%
Share-based compensation	1,932	1,267	665	52%
Foreign exchange (gain) loss	(500)	102	(602)	(590)%
Depreciation and amortization	818	707	111	16%
Total operating expenses	37,250	33,781	3,469	10%

General and Administrative Expenses

	Three months ended March 31,
	2024	2023	Change	Change
	$	$	$	%
General and administrative	8,155	7,556	599	8%
Percentage of total revenue	15.9%	18.2%

General and administrative expenses increased from $7.6 million to $8.2 million or 8% for the three months ended March 31, 2024 as compared to the equivalent period in the prior year. The increase is primarily driven by higher employee compensation-related expenses, as well as software and IT licensing costs.

Our general and administrative expenses as a percentage of total revenue decreased from 18.2% to 15.9% for the three months ended March 31, 2023 and March 31, 2024, respectively.

Sales and Marketing Expenses

	Three months ended March 31,
	2024	2023	Change	Change
	$	$	$	%
Sales and marketing	16,433	16,772	(339)	(2)%
Percentage of total revenue	32.0%	40.5%

Sales and marketing expenses decreased from $16.8 million to $16.4 million or 2% for the three months ended March 31, 2024 as compared to the equivalent period in the prior year. The decrease was driven by slightly lower salary and other employee-related costs, and optimization of external advertising spend compared to the first quarter of the prior year. We expect to continue to grow our sales and marketing team and incrementally invest in advertising and marketing events for so long as we can efficiently increase our revenue base.

Our sales and marketing expenses as a percentage of total revenue decreased from 40.5% to 32.0% for the three months ended March 31, 2023 and March 31, 2024, respectively.
Research and Development Expenses

	Three months ended March 31,
	2024	2023	Change	Change
	$	$	$	%
Research and development	10,412	7,377	3,035	41%
Percentage of total revenue	20.3%	17.8%

Research and development expenses increased from $7.4 million to $10.4 million or 41% for the three months ended March 31, 2024 as compared to the equivalent period in the prior year. The increase was primarily driven by growth in our headcount as the Company continues to focus on maintaining and improving its existing platform and the development of new products, which resulted in higher personnel costs, as well as additional costs incurred to become compliant with the Federal Risk and Authorization Management Program (‘FedRAMP’). On an absolute dollar basis, we expect research and development expenses will continue to grow as the Company maintains its efforts to keep its products at the leading edge of learning technology but will decrease as a percentage of revenue over time.

Our research and development expenses as a percentage of total revenue increased from 17.8% to 20.3% for the three months ended March 31, 2023 and March 31, 2024, respectively.

Share-Based Compensation

	Three months ended March 31,
	2024	2023	Change	Change
	$	$	$	%
Share-based compensation	1,932	1,267	665	52%
Percentage of total revenue	3.8%	3.1%

Share-based compensation expense increased from $1.3 million to $1.9 million or 52% for the three months ended March 31, 2024 as compared to the equivalent period in the prior year. The increase was driven by equity compensation granted in the prior year as well as equity compensation granted in the first quarter of 2024.

Foreign Exchange (Gain) Loss

	Three months ended March 31,
	2024	2023	Change	Change
	$	$	$	%
Foreign exchange (gain) loss	(500)	102	(602)	(590)%
Percentage of total revenue	(1.0)%	0.2%

Foreign exchange (gain) loss primarily relates to translation of monetary assets and liabilities denominated in foreign currencies into functional currencies at the foreign exchange rate applicable at the end of each period. The Company holds cash and cash equivalents denominated in United States dollars. As a result of the movement of the United States dollar in comparison to the Canadian dollar (the Company’s functional currency), an unrealized foreign exchange gain was recorded for the three months ended March 31, 2024, which represents a significant portion of the movement during the periods.

Depreciation and Amortization

	Three months ended March 31,
	2024	2023	Change	Change
	$	$	$	%
Depreciation and amortization	818	707	111	16%
Percentage of total revenue	1.6%	1.7%

Depreciation and amortization expense increased from $0.7 million to $0.8 million or 16% for the three months ended March 31, 2024 as compared to the equivalent period in the prior year. The increase in depreciation and amortization expense was primarily due to the purchase of office equipment and office lease extensions as a result of the continued growth of the Company’s personnel.

Non-Operating Income

	Three months ended March 31,
	2024	2023	Change	Change
	$	$	$	%
Finance income, net	(545)	(2,167)	1,622	(75)%
Other (income) expense, net	(1)	183	(184)	(101)%

Finance Income, net

Finance income, net, decreased by $1.6 million or 74.9% for the three months ended March 31, 2024 as compared to the equivalent period in the prior year. The decrease was driven by a lower cash balance as some of the funds invested in highly liquid short-term interest-bearing marketable securities were redeemed to repurchase common shares under the Company’s substantial issuer bid at the end of fiscal 2023.

Other Expense (Income), net

Other (income) expense in the prior year primarily comprised of losses incurred as a result of a terminated sublease offset by rental income from subleasing office space.

Key Statement of Financial Position Information

	March 31, 2024	December 31, 2023	Change	Change
	$	$	$	%
Cash and cash equivalents	80,648	71,950	8,698	12%
Total assets	173,075	158,375	14,700	9%
Total long-term liabilities	5,049	5,957	(908)	(15)%
Total liabilities	113,434	107,654	5,780	5%

Total Assets

March 31, 2024 compared to December 31, 2023

Total assets increased by $14.7 million from December 31, 2023 to March 31, 2024 with cash and cash equivalents accounting for $8.7 million of the increase primarily due to the timing of cash collections from customers. Additionally, trade and other receivables and prepaids and deposits increased by $3.3 million and $1.5 million, respectively. Trade and other receivables increased as a result of higher revenue recognized and the related receivables while the increase in prepaid and deposits was a result of software purchases made in the first quarter of 2024.

Total Liabilities

March 31, 2024 compared to December 31, 2023

Total liabilities increased by $5.8 million or 5% from December 31, 2023 to March 31, 2024. The movement in liabilities was driven by an increase in deferred revenue of $9.4 million driven by the growth in revenue. The increase was partially offset by a decrease in trade and other payables of $2.5 million related to timing of payments to vendors.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ended June 30, 2022 to March 31, 2024. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2023 and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2024. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2023 and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2024. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

Three months ended
(In thousands of US dollars, except per share data)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
	$	$	$	$	$	$	$	$

Revenue	51,403	49,280	46,506	43,594	41,459	38,955	36,966	34,936
Net income (loss) before taxes	4,773	3,310	5,044	(5,116)	1,608	1,781	10,369	2,462
Net income (loss) attributable to equity owners of the Company	5,169	3,222	4,047	(5,674)	1,245	1,600	10,274	2,103
Earnings per share - basic	0.17	0.10	0.12	(0.17)	0.04	0.05	0.31	0.06
Earnings per share - diluted	0.17	0.10	0.12	(0.17)	0.04	0.05	0.30	0.06
Revenue

Our total quarterly revenue increased sequentially for all periods presented which was primarily attributable to revenue from new customers, strong revenue retention and up-selling from existing customers, and delivery of professional services to customers. We cannot provide assurance that this pattern of sequential growth in revenue will continue.

Net Income (Loss)

Net income has improved relative to preceding periods as the Company continues to grow its revenue base while costs continue to decrease as a percentage of total revenue. The net losses incurred in prior periods were primarily attributable to unrealized losses in foreign exchange due to the weakening of the Canadian dollar relative to the US dollar.

See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net income.

Liquidity, Capital Resources and Financing

Overview

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by selling our platform and services at a price that is commensurate with the level of operating risk we assume. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

Working Capital

Our primary source of cash flow is revenue from operations. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis.

Working Capital as at March 31, 2024 and 2023 was $27.4 million and $180.0 million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations. Working Capital is not a recognized measure under IFRS. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures”.

The following table represents the Company’s Working Capital position as at March 31, 2024 and 2023:

	2024	2023
	$	$
Current assets	140,906	274,969
Less: Current portion of net investment in finance lease	(81)	(81)
Less: Current portion of contract costs	(6,893)	(4,732)
Current assets, net of net investment in finance lease and contract costs	133,932	270,156

Current liabilities	108,385	92,883
Less: Current portion of contingent consideration	—	(1,083)
Less: Current portion of lease obligations	(1,807)	(1,626)
Current liabilities, net of contingent consideration and lease obligations	106,578	90,174
Working Capital	27,354	179,982

Our principal cash requirements are for Working Capital. Given our existing cash and cash equivalents, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.

Cash Flows

The following table presents cash and cash equivalents as at March 31, 2024 and 2023, and cash flows from operating, investing, and financing activities for the three months ended March 31, 2024 and 2023:

	Three months ended March 31,
	2024	2023
	$	$
Cash and cash equivalents	80,648	215,831
Net cash provided by (used in):
Operating activities	8,426	(2,181)
Investing activities	(203)	(107)
Financing activities	521	1,695
Effect of foreign exchange on cash and cash equivalents	(46)	131
Net increase (decrease) in cash and cash equivalents	8,698	(462)

Cash Flows from (Used in) Operating Activities

Cash flows from operating activities for the three months ended March 31, 2024 were $8.4 million compared to cash flows used in operating activities of $2.2 million for the three months ended March 31, 2023. The increase in cash generated from operating activities was driven by improved operating profit and stronger non-cash working capital changes compared to the same period in the prior year.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for the three months ended March 31, 2024 were $0.2 million compared to $0.1 million for the three months ended March 31, 2023. Cash outflows for investing activities relate to investments in property and equipment to support headcount growth.

Cash Flows from Financing Activities

Cash flows from financing activities for the three months ended March 31, 2024 were $0.5 million compared to $1.7 million for the three months ended March 31, 2023. Cash flows from financing activities were lower due to a decrease in interest income earned on cash and cash equivalents as some of the funds invested in highly liquid short-term interest-bearing marketable securities were redeemed to repurchase common shares under the substantial issuer bid at the end of fiscal 2023.

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs, plus non-recurring expenditures such as the payment of acquisition-related compensation, the payment of transaction-related costs, and the payment of restructuring costs. Free Cash Flow is not a recognized measure under IFRS. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures”. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow from operating activities.

The following table reconciles our cash flows from operating activities to Free Cash Flow for the three months ended March 31, 2024 and 2023:

	Three months ended March 31,
	2024	2023
	$	$
Cash flows from (used in) operating activities	8,426	(2,181)
Purchases of property and equipment	(203)	(107)
Acquisition related compensation paid	669	—
Transaction related expenses paid	306	—
Free Cash Flow	9,198	(2,288)
Free Cash Flow as a percentage of total revenue	17.9%	(5.5)%

Normal Course Issuer Bid and Substantial Issuer Bid

On May 15, 2023, the Company announced the commencement of a normal course issuer bid (“NCIB”) to repurchase and cancel up to 1,650,672 of its common shares, representing approximately 5% of the total shares outstanding, over the 12-month period commencing May 18, 2023, and ending no later than May 17, 2024. All repurchases are made through the facilities of the Toronto Stock Exchange and are done at market prices.

In May 2023, the Company also entered into an automatic share purchase plan ("ASPP") with a third-party broker for purposes of allowing the Company to purchase common shares under the NCIB during the Company's self-imposed trading blackout periods. Under the ASPP, the broker is authorized to repurchase common shares during blackout periods, without consultation with the Company, on predefined terms, including share price, time period and subject to other limitations imposed by the Company and subject to rules and policies of the TSX and applicable securities laws, such as a daily purchase restriction. Purchases pursuant to the NCIB were paused during the course of the SIB (see below). The NCIB terminates on the earlier of May 17, 2024 and the Company reaching the maximum purchases permitted. As of March 31, 2024, there was no ASPP in place.

Under the NCIB, the Company has repurchased and cancelled a total of 1,523,608 common shares at an average price of $38.56 (C$51.13) per common share for total cash consideration, including transaction costs, of $58.7 million.

On May 9, 2024, the Company announced an intention to renew the NCIB, and repurchase and cancel up to 1,764,037 of its common shares, representing approximately 10% of its public float as of May 6, 2024, over the 12-month period commencing May 20, 2024, and ending no later than May 19, 2025.

In December 2023, the Company completed a substantial issuer bid (the “SIB”) under which the Company purchased for cancellation 1,818,181 of its outstanding common shares, at a price of $55.00 per common share, for aggregate consideration of $100 million, representing approximately 5.7% of the Company’s issued and outstanding common shares as of expiry of the bid. The SIB commenced on November 23, 2023 and expired on December 28, 2023.

Off-Balance Sheet Arrangements

In relation to the PeerBoard acquisition, up to $4.0 million in additional consideration may be payable over the three years following the closing date of April 3, 2023, representing the earn-out portion of the consideration paid by the Company or one of its subsidiaries in connection with the transaction, based on certain performance milestones and employment obligations.

In relation to the Edugo.AI acquisition, as at March 31, 2024, $1.3 million of the $8.0 million in additional consideration was paid. The remainder may be payable over the three years following the closing date of June 9, 2023, representing the earn-out portion of the consideration paid by the Company or one of its subsidiaries in connection with the transaction, based on certain performance milestones and employment obligations.

We have no other material off-balance sheet arrangements, other than certain operating leases that are not recognized as ROU assets under IFRS 16. From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Related Party Transactions

In the ordinary course of business, we may provide services (including our Platform) to, and enter into contracts with, related parties on terms similar to those offered to non-related parties. We have no related party transactions, other than those noted in Note 16 in our unaudited condensed consolidated interim financial statements.

Financial Instruments and Other Instruments

Credit Risk

Generally, the carrying amount in our consolidated statement of financial position exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Our credit risk is primarily attributable to our cash and cash equivalents and trade and other receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with highly-rated financial institutions.

Due to our diverse customer base, there is no particular concentration of credit risk related to our trade and other receivables. Moreover, balances for trade and other receivables are managed and analyzed on an ongoing basis to ensure provisions for expected credit losses are established and maintained at an appropriate amount.

We estimate provisions for expected credit losses based upon the expected collectability of all trade and other receivables, which takes into account the number of days past due, collection history, identification of specific customer exposure and current economic trends. A provision for expected credit loss on trade and other receivables is calculated as the difference between the carrying amount and the present value of the estimated future cash flow. Provisions for expected credit losses are charged to general and administrative expense in the consolidated statements of income. Receivables for which an expected credit loss provision was recognized are written off against the corresponding provision when they are deemed uncollectible. Expected credit losses for trade receivables are based on the expected credit loss model. The Company applies the simplified approach to determine the provision for trade and other receivables by recognizing lifetime expected losses on initial recognition through both the analysis of historical defaults and a reassessment of counterparty credit risk in revenue contracts on an annual basis.

The maximum exposure to credit risk at the date hereof is the carrying value of each class of receivables mentioned above. We do not hold any collateral as security.

Foreign Currency Exchange Risk

We are exposed to currency risk due to financial instruments denominated in foreign currencies. The Company’s primary exposure with respect to foreign currencies is from U.S. dollar denominated cash and cash equivalents, trade and other receivables, and trade and other payables in entities whose functional currency is other than U.S. dollars.

We have not entered into arrangements to hedge our exposure to currency risk.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Areas requiring the most significant estimates and judgments which are deemed critical are outlined below.

Revenue Recognition

Revenue recognition requires judgment and the use of estimates, especially in evaluating the various non-standard terms and conditions in our contracts with customers as to their effect on reported revenue.

The Company derives its revenues from two main sources: subscription and professional services revenue, which includes professional and premium support services such as initial implementation, project management, training, and integration. Professional services do not include significant customization to, or development of, the software. Revenue is recognized by applying the five-step framework under IFRS 15 Revenue from contracts with customers, as described in Note 3 of our audited annual consolidated financial statements for the year ended December 31, 2023.

The Company enters into significant revenue contracts with certain large enterprise customers that contain non-standard terms and conditions, pricing and promised services. Significant management judgement can be required to assess the impact of these items on the amount and timing of revenue recognition for these contracts including the determination of performance obligations, calculation of transaction price, allocation of transaction price across performance obligations, and timing of revenue recognition.

Outstanding Share Information

We are currently authorized to issue an unlimited number of common shares. As of the date hereof, 30,383,591 common shares, 887,944 stock options, 117,979 DSUs and 167,890 RSUs are issued and outstanding.

Foreign Currency Exchange (“FX”) Rates

Although our functional currency is the Canadian dollar, we have elected to report our financial results in U.S. dollars to improve the comparability of our financial results with our peers. Reporting our financial results in U.S. dollars also reduces the impact of foreign currency exchange fluctuations in the Company’s reported amounts, as our transactions denominated in U.S. dollars are significantly larger than Canadian dollars or Euros.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below. FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar.

Period	Consolidated Statement of Financial Position	Consolidated Statement of Income and Comprehensive Income
	Current Rate	Average Rate
Three months ended March 31, 2023	$0.7383	$0.7395
Three months ended March 31, 2024	$0.7384	$0.7431

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined under applicable Canadian securities laws and by the United States Securities and Exchange Commission (“SEC”) in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of March 31, 2024.

There have been no changes to the Company’s internal controls over financial reporting during the quarter ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.